[redacted]

SEC ||| ISSION

09055231

SEC Mail Processing Section
JAN 27 2009
Washington, DC
105

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65721 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liability Solutions, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, Suite 25-D
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Drew Otocka (212) 371-2802
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

| 70-20 Austin Street, Suite 126 | Forest Hills | NY | 11375 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2009
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Drew Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liability Solutions, Inc., as of November 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, CCO

Title

GILLIAN TULLMAN
*NOTARY PUBLIC*
MY COMMISSION EXPIRES AUGUST APRIL 16, 2011
REG # 02TU6164257

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LIABILITY SOLUTIONS INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

**November 30, 2008 and 2007**

# LIABILITY SOLUTIONS INC.

**November 30, 2008 and 2007**

## CONTENTS


| | |
|---|---|
| **REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS** | 1 |
| **FINANCIAL STATEMENTS** | |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Cash Flows | 4 |
| Statements of Changes in Stockholder's (Deficit) Equity | 5 |
| Statements of Changes in Liabilities Subordinated to Claims of Creditors | 5 |
| Notes to Financial Statements | 6-13 |
| **SUPPLEMENTARY INFORMATION** | |
| Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Related Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 | 14 |
| Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 | 15 |
| Report by Independent Certified Public Accountants on Internal Control | 16-17 |

KBL, LLP™
Certified Public Accountants & Advisors

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Liability Solutions Inc.

We have audited the accompanying statement of financial condition of Liability Solutions Inc. as of November 30, 2008 and 2007 and the related statements of operations, changes in stockholder's (deficit) equity, and, cash flows for the year ended November 30, 2008 and for the eleven months ended November 30, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liability Solutions Inc. at November 30, 2008 and 2007 and the results of their operations and their cash flows for the year ended November 30, 2008 and for the eleven months ended November 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

Forest Hills, New York
January 26, 2009

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750
OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
TAMPA, FLORIDA

## Liability Solutions Inc.
### Statements of Financial Condition

| | November 30, 2008 | November 30, 2007 |
|---|---|---|
| **Assets** | | |
| Cash in Banks | $ 237,316 | $ 582,940 |
| Due from Affiliate - Liability Solutions International Limited | 31,560 | - |
| Prepaid expenses | 11,494 | 5,581 |
| | 280,370 | 588,521 |
| Furniture and Equipment at cost | 130,897 | 124,657 |
| Less: Accumulated Depreciation | (64,410) | (41,182) |
| | 66,487 | 83,475 |
| Restricted Cash Held by Bank as Collateral for Letter of Credit | 219,654 | 213,627 |
| Total Assets | $ 566,511 | $ 885,623 |
| **Liabilities and Stockholder's (Deficit) Equity** | | |
| **Liabilities** | | |
| Accounts Payable and Accrued Expenses | $ 52,595 | $ 131,226 |
| Deferred Rent Concession | 11,757 | 15,199 |
| Due to Parent Company - Liability Solutions Limited | 57,003 | 28,473 |
| Subordinated Loans Payable to Parent Company -- including accrued interest of $41,169 and $3,682 | 741,169 | 353,682 |
| Total Liabilities | 862,524 | 528,580 |
| **Stockholder's (Deficit) Equity** | | |
| Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares | 5,000 | 5,000 |
| Additional Paid-In Capital | 814,261 | 814,261 |
| | 819,261 | 819,261 |
| Accumulated Deficit | (1,115,274) | (462,218) |
| Total Stockholder's (Deficit) Equity | (296,013) | 357,043 |
| Total Liabilities & Stockholder's (Deficit) Equity | $ 566,511 | $ 885,623 |

The accompanying notes are an integral part of these financial statements

**Liability Solutions Inc.**
**Statements of Operations**

| | | Year Ended November 30, 2008 | 11 Months Ended November 30, 2007 |
|---|---|---|---|
| **Revenues** | | | |
| Fee Income | | $ 1,307,190 | $ 1,573,867 |
| Interest Income | | 12,042 | 11,336 |
| Other Income | | - | 35,000 |
| | Total Revenues | 1,319,232 | 1,620,203 |
| **Expenses** | | | |
| Employee Compensation, Payroll Taxes, Benefits and Temp Help | | 919,449 | 910,113 |
| Regulatory Compliance, including legal fees of $700 (2008) and $18,846 (2007) | | 15,742 | 44,707 |
| Occupancy Costs | | 207,659 | 158,537 |
| Travel and Related Expenses | | 165,735 | 79,575 |
| Accounting and Auditing | | 59,600 | 43,250 |
| Other Operating Expenses | | 507,283 | 461,801 |
| Communications and Data Processing | | 36,104 | 37,918 |
| Depreciation of Furniture and Equipment | | 23,229 | 16,727 |
| Interest Expense | | 37,487 | 3,682 |
| Loss on Disposal of Fixtures | | - | 6,105 |
| | Total Expenses | 1,972,288 | 1,762,415 |
| Net (Loss) | | $ (653,056) | $ (142,212) |

The accompanying notes are an integral part of these financial statements

**Liability Solutions Inc.**
**Statements of Cash Flows**

| | Year Ended November 30, 2008 | 11 Months Ended November 30, 2007 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net (Loss) | $ (653,056) | $ (142,212) |
| Adjustments to reconcile net (loss) to net cash used in operating activities: | | |
| Depreciation and Amortization | 23,228 | 16,727 |
| Interest Income Earned on Restricted Cash Held by Bank as Collateral for Letter of Credit | (6,027) | (7,231) |
| (Increase) Decrease in Prepaid Expenses | (5,913) | 5,664 |
| (Decrease) in Accounts Payable and Accrued Expenses | (78,631) | (84,087) |
| (Decrease) Increase in Deferred Rent Concession | (3,442) | 15,199 |
| (Increase) in Due from Affiliate - Liability Solutions International Limited | (31,560) | - |
| Increase in Due to Parent Company - Liability Solutions Limited | 28,530 | 28,473 |
| Interest Accrued on Subordinated Loan from Parent Company | 37,487 | 3,682 |
| Loss on Disposal of Fixtures | - | 6,105 |
| Net cash (used for) operating activities | (689,384) | (157,680) |
| **Cash flows from investing activities:** | | |
| (Increase) in Cash Held by Bank as Collateral for Letter of Credit | - | (179,679) |
| Purchase of Furniture and Equipment | (6,240) | (66,795) |
| Net cash (used for) investing activities | (6,240) | (246,474) |
| **Cash flows from financing activities:** | | |
| Proceeds of Subordinated Loan from Parent Company | 350,000 | 350,000 |
| Net cash provided by financing activities | 350,000 | 350,000 |
| (Decrease) in Cash | (345,624) | (54,154) |
| Cash at Beginning of Period | 582,940 | 637,094 |
| **Cash at End of Period** | $ 237,316 | $ 582,940 |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

### Statements of Changes in Stockholder's (Deficit) Equity

For the Year Ended November 30, 2008
and for the Eleven Months Ended November 30, 2007

| | Common Stock | | Additional Paid in Capital | Accumulated Deficit | Total Stockholder's Equity (Deficit) |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balances at January 1, 2007** | 100 | $ 5,000 | $ 814,261 | $ (320,006) | $ 499,255 |
| Net (Loss) | - | - | - | (142,212) | (142,212) |
| **Balances at November 30, 2007** | 100 | 5,000 | 814,261 | (462,218) | 357,043 |
| Net (Loss) | - | - | - | (653,056) | (653,056) |
| **Balances at November 30, 2008** | 100 | $ 5,000 | $ 814,261 | $ (1,115,274) | $ (296,013) |

## Liability Solutions Inc.

### Statements of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended November 30, 2008
and for the Eleven Months Ended November 30, 2007

| | |
|---|---|
| **Balances at January 1, 2007** | $ - |
| Subordinated loan from parent company | 350,000 |
| Interest accrued on subordinated loan | 3,682 |
| **Balances at November 30, 2007** | 353,682 |
| Subordinated loan from parent company | 350,000 |
| Interest accrued on subordinated loan | 37,487 |
| **Balances at November 30, 2008** | $741,169 |

The accompanying notes are an integral part of these financial statements

## NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

### Organization and Operations:

Liability Solutions Inc., (the "Company" or "LSI") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It has been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in New York, New York. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom. LSL is a wholly owned subsidiary of Liability Solutions International Limited ("LSIL").

The Company acts as an independent placement agent. Fees are earned based on 20% of the fund manager's fees with respect to company placed institutional buyers (the fund manager's fee is generally 1% of the fund value), plus 20% of the fund manager's fees earned on assets over the "high water mark" for placed institutional buyers. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Consistent with the change of the fiscal year of LSL, the Company changed its fiscal year end to November 30. Accordingly, the financial statements presented herein include an eleven month period of operations ended November 30, 2007 in comparison to the full year ended November 30, 2008.

### Recently Issued Accounting Pronouncements:

In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", ("FSP 157-3"), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 was effective upon issuance and applies to the Company's current financial statements. The application of the provisions of FSP 157-3 did not materially affect the Company's results of operations or financial condition as of and for the year ended November 30, 2008.

In June 2008, the FASB issued EITF No. 07-5, "*Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock*" effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. EITF No.07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. The adoption of EITF No. 07-5 is not expected to have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." Under the FSP, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company's results of

computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company's results of operations, financial condition or cash flows.

In May 2008, the FASB issued SFAS No. 162 ("SFAS No. 162"), "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. While this statement formalizes the sources and hierarchy of GAAP within the authoritative accounting literature, it does not change the accounting principles that are already in place. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." SFAS No. 162 is not expected to have a material impact on the Company's consolidated financial statements.

In May 2008, FASB Staff Position ("FSP") No. APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP No. APB 14-1") was issued which specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is not permitted. Adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In April 2008, FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3") was issued which provides for additional considerations to be used in determining useful lives and requires additional disclosure regarding renewals. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. The Company is currently evaluating the impact of this standard.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." Constituents have expressed concerns that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of FASB 161 is not expected to have a material impact on the Company's financial position.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* "SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 is effective for our fiscal year beginning January 1, 2009.

141(R) broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141(R) is effective for our fiscal year beginning January 1, 2009.

The Company does not anticipate that the adoption of SFAS No. 141R and No. 160 will have an impact on the Company's overall results of operations or financial position, unless the Company makes a business acquisition in which there is a non-controlling interest.

## NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

**a. Basis of Accounting**
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

**b. Revenue Recognition**
For 2008 and 2007, the Company recognized as income a 100% allocation of revenues (management and performance fees) earned by LSL in respect of accounts managed by the Company's salespeople as per LSL Board of Directors resolution. The Board of Directors of LSL approved the allocation of $1,114,874 (2008) and $1,386,331 (2007) of the management and performance fees. Additionally, LSL's Board approved service fees of $192,316 (2008) and $187,536 (2007) to LSI for services LSI provided to LSL pursuant to a Management Services Agreement.

The allocation basis may be changed by LSL from time to time by further Board resolution taking into consideration the level of the Company's support in the following functions: marketing, administrative, research and management.

**c. Depreciation and Amortization**
- Furniture and equipment is stated at cost and principally consists of computer equipment and software.
- Depreciation and amortization are computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years
- Deferred lease acquisition costs consisted of legal fees incurred to negotiate the lease as described in Note 6. These costs were capitalized and were fully amortized over the life of the lease that ended in 2007.

**d. Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Particularly, Performance Fees are based on estimates of fund performance using the latest reliable information available. Since the funds determine performance on a calendar year basis and the Company now reports on a fiscal year ending November 30, actual fund performance for the year may differ from the estimates, and those differences may be significant.

**e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency**
The Company is subject to certain risks in connection with investment performance of hedge fund clients that will affect performance fees earned by the Company. The Company also faces credit risks in collection of performance and management fees from client hedge funds. Additionally, the Company has a limited number of hedge fund clients and one of those clients accounted for approximately 74% of the Company's income in 2008 and approximately 80% in 2007.

The Company is dependent on the continued financial support by LSL, its parent company. While LSL has promised continued support of the Company for the foreseeable future, it is dependent on the continued financial viability of LSL and its parent company, LSIL. The Company received additional subordinated debt financing from LSL in the amount of $350,000 in December 2008 (see Note 9 – Subsequent Events).

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company's cash balances (including restricted cash held as collateral for a letter of credit) are on deposit with Citibank in accounts which are federally insured although bank balances generally exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

**f. Fair Values of Financial Instruments**
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and intercompany liabilities, approximate fair value because of the short maturity of those instruments. The carrying amount of the subordinated loans payable to parent company approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

**g. Cash Equivalents**
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

## NOTE 3 -- INCOME TAXES

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2008,

the Company had net operating loss carryovers approximating $1,100,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2028, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $385,000 and S143,000 has been provided on the deferred tax asset at November 30, 2008 and November 30, 2007, respectively.

In June, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007 and the adoption did not have a material impact to the Company's financial statements or effective tax rate and did not result in any unrecognized tax benefits.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended November 30, 2008 and the eleven months ended November 30, 2007, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

## NOTE 4 -- STOCKHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through November 30, 2008, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $814,261.

## NOTE 5 -- RELATED PARTY TRANSACTIONS

### Balances Due To or From Affiliates

The Company owed LSL $57,003 and $28,473 on account of unsettled intercompany transactions as of November 30, 2008 and 2007, respectively. Additionally, the Company has $31,560 due from LSIL.

### Subordinated Loans Payable to Parent Company

On August 24, 2007, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On September 28, 2007, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

This subordinated loan, which may be repaid no earlier than September 30, 2010, bears interest at 6% which is generally accumulated and considered part of the loan balance as it accumulates. The balance, including accrued interest of $24,682 as of November 30, 2008 was $374,682, which, in accordance with FINRA rules, is eligible to be treated as equity capital for the purposes of meeting minimum equity

requirements. The balance at November 30, 2007 was $353,682, including accrued interest of $3,682.

On April 28, 2008, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On May 9, 2008, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

This subordinated loan, which may be repaid no earlier than May 31, 2011, bears interest at 8% which is generally accumulated and considered part of the loan balance as it accumulates. The balance, including accrued interest of $16,487 as of November 30, 2008 was $366,487, which, in accordance with FINRA rules, is eligible to be treated as equity capital for the purposes of meeting minimum equity requirements.

Below is a summary of the balance due to LSI in respect of subordinated loans, including accrued interest as of November 30, 2008 and 2007:

| | November 30, 2008 | November 30, 2007 |
|---|---|---|
| 6% Loan | $ 374,682 | $ 353,682 |
| 8% Loan | 366,487 | - |
| | $ 741,169 | $ 353,682 |

Interest expense incurred on the above loans was $37,487 for the year ended November 30, 2008 and $3,682 for the eleven months ended November 30, 2007.

**<u>Fee Income Substantially Earned from Parent Company</u>**

The Company earned the following fees from LSL for the year ended November 30, 2008 and for the eleven months ended November 30, 2007.

| | Year Ended November 30, 2008 | 11 Months Ended November 30, 2007 |
|---|---|---|
| Management Fee | $ 1,169,554 | $ 487,641 |
| Performance Fees | (54,680) | 898,690 |
| Service Fee Income | 192,316 | 187,536 |
| | $ 1,307,190 | $ 1,573,867 |

**<u>Expenses Charged by Parent Company</u>**

Pursuant to a Management Services Agreement, the Company receives executive, financial, sales and marketing, information technology and general services from its parent company, LSL. LSL charged the Company for these expenses, which are included with Other Operating Expenses in the Statements of Operations as follows:

| | Year Ended November 30, 2008 | 11 Months Ended November 30, 2007 |
|---|---|---|
| Administration | $ 129,050 | $ 117,708 |
| Information Technology | 60,897 | 55,543 |
| Research | 185,409 | 169,113 |
| Sales Support | 56,321 | 51,370 |
| | $ 431,677 | $ 393,734 |

## NOTE 6 -- COMMITMENTS AND OTHER COMMENTS

**Premises Operating Leases**

- In February 2007, the Company entered into a five (5) year non-cancelable office lease in New York, New York providing for minimum fixed monthly rental payments of $17,206. Occupancy commenced on May 11, 2007 and the Company occupied the premises rent-free for the first month. Rent payments commenced on June 1, 2007 for a partial month of 21 days because of the late occupancy ($12,044 representing 21 days at $573.53 per day). The lease expires on May 10, 2012.
    - As security for the lease, the Company deposited with the landlord an unconditional, irrevocable and transferable direct pay Letter of Credit issued by and drawn on Citibank in the amount of $206,470 and secured by a certificate of deposit with a balance at November 30, 2008 of $219,654.
    - Effective on the three (3) year anniversary of the lease, the security may be reduced to $103,235 provided that the Company has not defaulted on the lease.
    - After completion of the first year of the lease, the Company will be required to pay monthly escalation payments based on operating expenses, the amounts of which have not yet been determined by the landlord.
    - Annual minimum lease payments under this lease are as follows:

| Year Ending November 30, | |
|---|---|
| 2009 | $ 207,000 |
| 2010 | 207,000 |
| 2011 | 207,000 |
| 2012 | 91,000 |
| Total | $ 712,000 |

- In April 2004, the Company entered into a noncancelable office lease in New York, New York providing for monthly rental payments of $7,000 and expired in April 2007.
    - The total rent for these premises was $34,979 for 2007, including holdover rent of $6,625.

- Rent expense included with Occupancy Costs in the Statement of Operations was $207,659 for the year ended November 30, 2008 and $159,652 for the eleven months ended November 30, 2007.

**Other Income**

In August 2007, the Company received a one-time special payment of $35,000 from FINRA, resulting from the transaction that consolidated regulatory operations of NASD and NYSE.

## NOTE 7 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At November 30, 2008, the Company's minimum capital requirement was $8,090. The Company is required at all times to maintain minimum capital of no less than $5,000. At November 30, 2008, the Company had net capital of $115,961. The Company had an aggregate indebtedness to net capital ratio of 1.05 to 1. The Company's overseas parent, LSL, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis, such commitment being supported by LSL's parent company, LSIL. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital. (See Note 8 – Subsequent Events.)

## NOTE 8 -- SUPPLEMENTAL CASH FLOW DISCLOSURES

| | Year Ended November 30, 2008 | 11 Months Ended November 30, 2007 |
|---|---|---|
| Supplemental cash flow disclosures: | | |
| Cash paid during the period for: | | |
| Interest | $ - | $ - |
| Income Taxes | $ 1,407 | $ 1,548 |

## NOTE 9 – SUBSEQUENT EVENTS

On December 19, 2008 the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On January 22, 2009, FINRA verbally approved the loan agreement.

On January 22, 2009, the Company filed a Net Capital Below Minimum Amount Required under Rule 17.a-11(d) report with FINRA. The approval of the Subordinated Loan Agreement by FINRA cured this non-compliance with the minimum capital requirements.

## Liability Solutions Inc.

**Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1**

**November 30, 2008**

| | |
|---|---|
| Assets | $ 566,511 |
| Less Liabilities | (862,524) |
| Total Ownership Equity | (296,013) |
| Plus Subordinated Liabilities | 741,169 |
| **Total Capital and Allowable Subordinated Liabilities** | 445,156 |
| Less Non-allowables | (329,195) |
| **Net Capital Before Haircuts and Undue Concentration** | 115,961 |
| Less Haircuts and Undue Concentration | - |
| **Net Capital** | 115,961 |
| Minimum Capital Requirement | 8,090 |
| Excess Net Capital | $ 107,871 |
| Total Aggregate Indebtedness | $ 121,355 |
| Percentage of Aggregate Indebtedness to Net Capital | 105% |

**Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2008**

| | |
|---|---|
| Net Capital per above | $ 115,961 |
| Adjustment | - |
| Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2008 | $ 115,961 |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

**Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3**

**November 30, 2008**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying notes are an integral part of these financial statements

KBL, LLP™
Certified Public Accountants & Advisors

MAIN OFFICE: 110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

**Report by Independent Certified Public Accountants on Internal Control**

Board of Directors
Liability Solutions, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Liability Solutions, Inc. (the Company), for the year ended November 30, 2008 and the 11 months ended November 30, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
TAMPA, FLORIDA

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2008 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

Forest Hills, New York
January 26, 2009

END